MAURA ABELN SMITH	INTERNATIONAL PLACE III
SENIOR VICE PRESIDENT, GENERAL COUNSEL	6400 POPLAR AVENUE
& CORPORATE SECRETARY	MEMPHIS, TN 38197

T 901-419-3829
F 901-214-1248
maura.abelnsmith@ipaper.com

December 14, 2007

VIA Facsimile and EDGAR Correspondence

Mr. Craig Slivka

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Paper Company

Definitive 14A

Filed April 5, 2007

File No. 001-03157

Dear Mr. Slivka:

On behalf of International Paper Company (the “Company”), I am responding to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in your letter, dated November 30, 2007 (the “November Comment Letter”) relating to the above-captioned Definitive 14A. The November Comment Letter was in response to the Company’s letter, dated September 21, 2007, which in turn responded to the Staff’s comments set forth in your letter, dated August 21, 2007.

In the November Comment Letter, the Staff requested the Company to respond to the Staff’s comments by December 14, 2007, or to tell you by that time when we will provide you with a response. Accordingly, the purpose of this letter is to inform you that the Company will provide the Staff with a response on or before January 31, 2008. We trust that the Staff will let me know promptly if this response date is not acceptable for any reason.

The Company is filing this response letter via EDGAR submission in addition to providing you with a facsimile copy of the submission.

Sincerely,

/s/ Maura A. Smith
Maura A. Smith
Senior Vice President, General Counsel & Corporate Secretary

cc:	John V. Faraci

Jerry N. Carter

William G. Walter